October 21, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	Unisys Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-08729

Dear Ms. Collins:

This letter is to confirm our telephone conversation on October 21, 2016 with you regarding our request for an extension of time to respond to your comment letter dated October 13, 2016. As discussed, we require additional time to prepare a response to your letter. As a result, we respectfully request that you allow us to submit our response by Thursday, November 10, 2016.

Please contact me at (215) 986-6494 if you would like to discuss this request. Thank you for your consideration.

Very truly yours,

UNISYS CORPORATION

/s/ Michael M. Thomson

Michael M. Thomson

Vice President and Corporate Controller